UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Other Events

On March 16, 2026, Cheer Holding, Inc. (the “Company”) issued a press release announcing the results of its Extraordinary General Meeting, which was held on March 16, 2026 (local time), in Beijing, China (the “EGM”).

At the EGM, the Company’s shareholders approved a proposal, as a special resolution, subject to certain conditions being met, that the authorised share capital of the Company be reduced and amended:

From: US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each,

To: US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each,

By:

i.	the cancellation of one authorised but unissued Class A ordinary share of a par value of US$0.05; and

ii.	the consolidation of the remaining 9,999,999 Class A ordinary shares of a par value of US$0.05 in the authorised share capital of the Company (including issued and unissued share capital) such that each 3 Class A ordinary shares of a par value of US$0.05 are consolidated into 1 Class A ordinary share of a par value of US$0.15,

(the “Share Consolidation and Reduction”) provided, however, the implementation and timing of such Share Consolidation and Reduction to be determined in the discretion of the Directors.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report and Exhibit 99.1 attached to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-282386) and on Form F-3, as amended (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description
99.1	Press Release, dated March 16, 2026, regarding results of the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2026	Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

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